VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

July 19, 2012	Michael J. Aiello Michael.Aiello@weil.com +1 212 310 8552

Mellissa Duru

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Lincare Holdings Inc. Schedule 14D-9
File No. 005-43150
Filed on July 11, 2012

Dear Ms. Duru:

On behalf of our client, Lincare Holdings Inc. (the “Company”), please find a response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated by telephone to us on July 16, 2012 with regard to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 11, 2012 (as amended, the “Schedule 14D-9”), in connection with the Tender Offer by Linde AG (“Parent”) and Linde US Inc., a wholly owned indirect subsidiary of Parent (collectively with Parent, the “Offerors”) to purchase all of the issued and outstanding shares of the Company’s common stock.

The Company is filing concurrently with this letter Amendment Number 2 to the Schedule 14D-9, which includes revisions to the Schedule 14D-9 in response to the Staff’s comment below and generally updates the information contained therein.

With respect to the Staff’s comment regarding reconciling any non-GAAP financial information pursuant to Regulation G, we have amended page 23 of the Schedule 14D-9. The additional disclosure, which appears immediately before the last paragraph under Item 4, “The Solicitation or Recommendation,” on page 23 is set forth below for your convenience:

July 19, 2012 Page 2

U.S. GAAP Reconciliation of EBIT to Net Income:

	Forecasts				Extrapolated Projections
	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E
EBIT	$369	$393	$414	$481	$457	$466	$470	$471	$468	$460
Less Interest Expense (1)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Less Taxes	$(144)	$(153)	$(162)	$(188)	$(178)	$(182)	$(183)	$(184)	$(182)	$(179)
Net Income	$225	$240	$253	$293	$279	$284	$287	$287	$286	$281

(1)	Interest expense is assumed to be zero in each year because these forecasts and extrapolated projections reflect unlevered free cash flow.

With respect to the Staff’s request for a supplemental update regarding the status of any negotiations between members of the Company’s management and the Offerors with respect to future employment of the Company’s management, the Company has advised us that, as of the date hereof, there are ongoing discussions but no agreements have been reached between the Company’s management and the Offerors with respect to future employment of the Company’s management.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8552 or Sachin Kohli at (212) 310-8294.

Sincerely,

/s/ Michael J. Aiello

Michael J. Aiello

cc:	John P. Byrnes
Chief Executive Officer
Lincare Holdings Inc.

Sachin Kohli

Associate

Weil, Gotshal & Manges